

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2022

Thomas Schiller
Chief Financial Officer
indie Semiconductor, Inc.
32 Journey
Aliso Viejo, California 92656

> **Re: indie Semiconductor, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 5, 2022**
> **File No. 333-266013**

Dear Mr. Schiller:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Peter Strand